Exhibit 99.3          Management’s Discussion and Analysis

                The following Management’s Discussion and Analysis ("MD&A") of Gold Reserve Inc. and its subsidiaries (collectively "Gold Reserve", the "Company", "we", "us", or "our") should be read in conjunction with the audited consolidated financial statements for the years ended December 31, 2018 and 2017, the related notes contained therein as well as the 2017 MD&A. This MD&A has been approved by our Board of Directors (the "Board") and is dated April 26, 2019. Additional information relating to Gold Reserve, including its Annual Information Form, is available under the Company’s profile on SEDAR at www.sedar.com.

CURRENCY

                Unless otherwise indicated, all references to "$", "U.S. $" or "U.S. dollars" in this MD&A refer to U.S. dollars and references to "Cdn$" or "Canadian dollars" refer to Canadian dollars. The 12 month average rate of exchange for one Canadian dollar, expressed in U.S. dollars, for each of the last two calendar years equaled 0.7716 and 0.7705, respectively, and the exchange rate at the end of each such period equaled 0.7329 and 0.7989, respectively.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS AND INFORMATION

The information presented or incorporated by reference in this MD&A contains both historical information and "forward-looking statements" (within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Exchange Act of 1934, as amended) or "forward-looking information" (within the meaning of applicable Canadian securities laws) (collectively referred to herein as "forward-looking statements") that may state our intentions, hopes, beliefs, expectations or predictions for the future. Such forward-looking statements include, without limitation, statements with respect to the collection of future payments under the Settlement Agreement and/or collection of the Award via the courts, including the impact of applicable U.S. Sanctions and Canadian, development plans for the Siembra Minera Project and our intention to complete the Return of Capital Transaction (collectively, as defined herein).

Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies that may cause our actual financial results, performance or achievements to be materially different from those expressed or implied herein and many of which are outside our control.

Forward-looking statements involve risks and uncertainties, as well as assumptions, including those set out herein, that may never materialize, prove incorrect or materialize other than as currently contemplated which could cause our results to differ materially from those expressed or implied by such forward-looking statements. The words "believe," "anticipate," "expect," "intend," "estimate," "plan," "may," "could" and other similar expressions that are predictions of or indicate future events and future trends, which do not relate to historical matters, identify forward-looking statements. Any such forward-looking statements are not intended to provide any assurances as to future results.

Numerous factors could cause actual results to differ materially from those described in the forward-looking statements, including without limitation:

•         continued delay or failure by the Bolivarian Republic of Venezuela ("Venezuela") to make payments or otherwise honor its commitments under the settlement agreement whereby Venezuela agreed to pay us damages pursuant to an International Centre for the Settlement of Investment Disputes ("ICSID") judgment totaling $713 million in damages, plus pre-award interest and legal costs and expenses (the "Award") and purchase our mining data, previously compiled in association with our development of the Brisas Project (the "Mining Data") for $792 million and $240 million, respectively, for a total of approximately $1.032 billion (as amended, the "Settlement Agreement");

•         risk that the Company may be unable to access current or future amounts deposited into a trust account (the "Trust Account") for the benefit of the Company at Banco de Desarrollo Económico y Social de Venezuela ("Bandes Bank") which have been blocked as a result of the US Treasury Department’s Office of Foreign Assets Control (“OFAC”) designation of Bandes Bank as a Specially Designated National (“SDN”) pursuant to an Executive Order (“EO”). As a result of the Bandes Bank designation, the Company recorded an impairment loss on the current balance of the trust of approximately $21.5 million;

Exhibit 99.3    Management’s Discussion & Analysis - Page 1

•         delay or failure by Venezuela to honor its commitments associated with the formation and operation of Empresa Mixta Ecosocialista Siembra Minera, S.A. ("Siembra Minera") which holds certain gold, copper, silver and other strategic mineral rights within Venezuela's Bolivar State which includes the historical Brisas and Cristinas areas (referred to as the "Siembra Minera Project") including risks associated with the ability of the Company and Venezuela to (i) successfully overcome legal or regulatory obstacles to operate Siembra Minera for the purpose of developing the Siembra Minera Project, (ii) complete any additional definitive documentation and finalize any remaining governmental approvals and (iii) obtain financing to fund the capital costs of the Siembra Minera Project;

•         risks associated with the current or future Sanctions by the U.S., Canada or other jurisdictions which generally prohibit the Company and its management or its employees from dealing with certain Venezuelan individuals and entities or entering into certain financial transactions (the "Sanctions") and which may negatively impact our ability to freely receive funds from Venezuela, either from the Trust Account or the remaining funds owed by Venezuela or our ability to do business in Venezuela;

•         risks that U.S. and Canadian government agencies that enforce Sanctions may not issue licenses that the Company may need to engage in certain Venezuela-related transactions;

•         risks that any future Venezuelan administration will void or otherwise fail to respect the agreements of the prior administration;

•         risks associated with the collection of the Award and concentration of our operations and assets in Venezuela which are and will be subject to risks specific to Venezuela, including the effects of political, economic and social developments, instability and unrest; international response to Venezuelan domestic and international policies; Sanctions by U.S., Canadian or other jurisdictions and potential invalidation, confiscation, expropriation or rescission of governmental orders, permits, agreements or property rights either by the existing or future regimes;

•         risks associated with our ability to resume our efforts to enforce and collect the Award, including the associated costs of such enforcement and collection effort and the timing and success of that effort, if Venezuela fails to make payments under the Settlement Agreement, it is terminated and further efforts related to the Settlement Agreement are abandoned;

•         the risk that the conclusions of management and its qualified consultants contained in the Preliminary Economic Assessment of the Siembra Minera Gold Copper Project (the "PEA") in accordance with Canadian National Instrument 43-101 ̶ Standards of Disclosure for Mineral Projects ("NI 43-101") may not be realized in the future;

•         risks associated with the distribution of approximately $75 million in the aggregate to holders (the "Shareholders") of Class A common shares in the capital of the Company (the "Class A Shares") as a return of capital (the “Return of Capital Transaction”) that has been approved by the Board, including risks related to our ability to receive required approvals from our Shareholders, the Alberta Court of Queen's Bench (the "Court") and the TSX Venture Exchange (the "TSXV") and the risk that our Board may determine not to move forward with the Return of Capital Transaction if it determines it is no longer in the best interests of the Company and its Shareholders;

•         risks associated with exploration, delineation of adequate reserves, regulatory and permitting obstacles and other risks associated with the development of the Siembra Minera Project;

•         risks associated with our continued ability to service outstanding obligations as they come due and access future additional funding, when required, for ongoing liquidity and capital resources, pending the receipt of payments under the Settlement Agreement;

•         risks associated with our prospects in general for the identification, exploration and development of mining projects and other risks normally incident to the exploration, development and operation of mining properties, including our ability to achieve revenue producing operations in the future;

•         shareholder dilution resulting from the future sale of additional equity, if required;

Exhibit 99.3    Management’s Discussion & Analysis - Page 2

•         value realized from the disposition of the remaining assets related to our previous mining project in Venezuela known as the “Brisas Project”, if any;

•         abilities of and continued participation by certain employees; and

•         impact of current or future U.S., Canadian and/or other jurisdiction's tax laws to which we are or may be subject.

This list is not exhaustive of the factors that may affect any of our forward-looking statements. See "Risk Factors."

Investors are cautioned not to put undue reliance on forward-looking statements, whether in this document, other documents periodically filed with the Ontario Securities Commission ("OSC") or the U.S. Securities and Exchange Commission (the "SEC") or other securities regulators or presented on our website. Forward-looking statements speak only as of the date made.

All subsequent written and oral forward-looking statements attributable to Gold Reserve or persons acting on its behalf are expressly qualified in their entirety by this notice. Gold Reserve disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, subject to its disclosure obligations under applicable Canadian provincial and territorial securities laws or rules promulgated by the SEC. Investors are urged to read our filings with the Canadian and United States securities regulatory authorities, which can be viewed online at www.sedar.com and www.sec.gov, respectively.

The terms "mineral resource," "measured mineral resource," "indicated mineral resource" and "inferred mineral resource" are defined in and required to be disclosed by NI 43-101. However, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases, and such estimates are not part of the SEC Industry Guide 7.

Gold Reserve, an exploration stage mining company, is engaged in the business of acquiring, exploring and developing mining projects. Currently our primary business activities are the collection of the amounts due to us pursuant to the Settlement Agreement in regards to the payment of the Award and the sale of the Mining Data and the advancement of the Siembra Minera Project (as more fully discussed herein).

Venezuela's political, economic and social conditions

During the past several years Venezuela has experienced a substantial increase in violent and property related crime. The country's overall infrastructure (including transportation, utilities, government services, food supplies, law enforcement and medical assistance and benefits) has generally collapsed. Venezuela's annual inflation rate has surged dramatically and its GDP has contracted significantly. More than half of the population is reported to be living under conditions of extreme poverty and millions of Venezuelans have emigrated because of the economic crisis and general unrest. In the past year Venezuela has made late payments or defaulted on certain debt and the nation's central bank is reported to have limited funds in reserve. These issues, among others, have hindered our ability to develop certain gold, copper, silver and other strategic mineral rights contained within Bolivar State comprising what is known as the Siembra Minera Project (the “Siembra Minera Project”) and are expected to continue in the future. In early 2019, amid mass protests against the current government, Venezuelan opposition leader Juan Guaido declared himself the interim president of Venezuela promising to lead a transitional government and hold free elections. The U.S., Canada and a number of Latin American countries have announced their support of Guaido's efforts. As of the date of this MD&A there has been no change of government in Venezuela.

Exhibit 99.3    Management’s Discussion & Analysis - Page 3

U.S. and Canadian Sanctions

In August 2017, the U.S. government imposed Sanctions targeting Venezuela by issuing an Executive Order (an "EO") that prohibits U.S. persons from dealing in financing of greater than 30 days for the Venezuelan government, including any entity owned or controlled by the Venezuelan government (with respect to certain subsidiaries of the state oil company, these restrictions prohibit financings of greater than 90 days). In addition, U.S. persons are prohibited from dealing in, among other things, bonds (unless otherwise exempt from U.S. Sanctions pursuant to General Licenses 3E or 9D issued by the OFAC) or equity issued by the Venezuelan government after the U.S. financial Sanctions were imposed in August 2017. Prior to January 2019, certain Venezuelan government bonds identified in General License 3 had been largely exempt from U.S. Sanctions.

U.S. financial sanctions have built on Sanctions imposed by the U.S. government starting in March 2015 that designated Venezuelan government officials as “Specially Designated Nationals” (“SDNs”), which prohibits them from traveling to the U.S., freezes any assets they may have in the U.S. and generally prohibits U.S. persons from doing business with them and any entity they own 50% or more. Since August 2017, the U.S. government has designated several additional individuals as SDNs and has prohibited U.S. persons from dealing in cryptocurrencies issued by the Venezuelan government. In September and November 2017, and again in May 2018, Canada imposed its own Sanctions requiring asset freezes and imposing prohibitions on dealings with named Venezuelan officials. In May 2018, the U.S. government issued an EO that prohibits U.S. persons from engaging in transactions relating to: (i) the purchase of any debt owed to the Venezuelan government, including accounts receivable, (ii) any debt owed to the Venezuelan government that is pledged as collateral after May 21, 2018, including accounts receivable, and (iii) the sale, transfer, assignment, or pledging as collateral by the Venezuelan government of any equity interest in any entity in which the Venezuelan government has a 50% or greater ownership interest.

In November 2018, the U.S. government issued an EO authorizing OFAC to designate as an SDN any person determined to: (i) “operate in the gold sector of the Venezuelan economy” or any other sector deemed sanctionable by the U.S. government, (ii) be responsible for transactions involving deceptive practices or corruption involving the Venezuelan government, or (iii) have supported deceptive or corrupt transactions or to be owned or controlled by a person meeting the foregoing criteria. OFAC issued guidance that it “expects to use its discretion to target in particular those who operate corruptly in the gold or other identified sectors of the Venezuela economy, and not those who are operating legitimately in such sectors.”

In January 2019, the U.S. government designated the Venezuelan state oil company as an SDN under the November 2018 EO. U.S. persons are generally prohibited from doing business with the state oil company and its subsidiaries unless authorized by OFAC. In conjunction with that action, OFAC also changed existing general licenses, such as General License 3 mentioned above, and issued additional general licenses to authorize certain transactions involving certain subsidiaries of the state oil company.

In March 2019, pursuant to EO 13850, OFAC designated CVG Compania General de Minera de Venezuela CA and its president as SDNs in connection with the Venezuelan gold sector and also designated Bandes Bank as an SDN with the same effects as those described above with respect to the Venezuelan state oil company. In conjunction with that designation, OFAC issued several general licenses, although none that authorize the Company's dealings with Bandes Bank. Due to the deteriorating economic conditions in Venezuela and as a result of the Bandes Bank designation which blocked the Company’s access to the funds held in the Trust Account at Bandes Bank, the Company has recorded an impairment loss on the balance in the Trust Account of approximately $21.5 million. The Trust Account and funds will remain blocked until OFAC delists Bandes Bank as an SDN or OFAC issues a specific license to the Company to unblock this property.

On April 15, 2019, the Government of Canada imposed Sanctions against 43 additional individuals under the Special Economic Measures (Venezuela) Regulations of the Special Economic Measures Act. The imposition of such additional Sanctions poses a significant impediment to the Company’s ability to work with government officials related to the development of the Siembra Minera Project and those responsible for the payment and transfer of funds associated with the Settlement Agreement. To the extent required, the Company will apply for a license from OFAC to allow the Company to pursue payments under the Settlement Agreement and allow international financial institutions to facilitate such transactions without violating US Sanctions. The Company may also pursue similar relief from Sanctions imposed under Canadian law.

Exhibit 99.3    Management’s Discussion & Analysis - Page 4

Empresa Mixta Ecosocialista Siembra Minera, S.A.

In October 2016, together with an affiliate of the government of Venezuela, we established Empresa Mixta Ecosocialista Siembra Minera, S.A. ("Siembra Minera"), which is beneficially owned 55% by Corporacion Venezolana de Mineria, S.A., a Venezuelan government corporation, and 45% by Gold Reserve (See "Properties – Siembra Minera Project"). Siembra Minera holds certain gold, copper, silver and other strategic mineral rights contained within Bolivar State comprising what is known as the Siembra Minera Project and is, among other things authorized, via existing or pending Presidential Decrees and Ministerial resolutions, to carry on its business. A number of the authorizations, which still have not been provided by the current administration, are critical to the future operation and economics of the Siembra Minera Project and, as a result, management continues its efforts to secure them on behalf of Siembra Minera.

The Company has directly incurred the costs (as more fully discussed below) of the Siembra Minera Project, which beginning in 2016 through December 31, 2018 amounted to a total of approximately $14.1 million. Until such time as Sanctions are lifted, we expect our ability to develop the Siembra Minera Project will continue to be limited. Further, it is unclear to management if a new Venezuelan administration in the future will respect the agreements of the prior administration.

Management’s recent activities have focused on:

Collections Pursuant to the Settlement Agreement

As of the date of this report, Venezuela has transferred approximately $165.2 million in cash and approximately $88.5 million of Venezuelan government bonds (representing the market value at the time of the agreement) which were later sold for approximately $74.3 million and the Company realized a $14.2 million loss on the sale during the year ended December 31, 2018. On a cumulative basis Venezuela has reduced its obligation to the Company by approximately $254 million. Venezuela continues to be in arrears from March 2018 through the date of this report totaling approximately $413 million, not including the balance in the Trust Account.

Given the current political, economic and social conditions in Venezuela, it is unclear when or if Venezuela will pay the remaining obligations contained in the Settlement Agreement totaling approximately $778 million or when or if the Company will decide to re-commence its efforts to collect the remaining amount of the Award including interest. As discussed herein, Sanctions continue to impede the transfer of funds from Venezuela to our North American bank account (See "Cautionary Statement Regarding Forward-Looking Statements and Information").

Empresa Mixta Ecosocialista Siembra Minera, S.A.

Throughout the year the Company continued a number of social programs to improve the health care in the Siembra Minera Project area and undertook the rehabilitation and/or upgrade of a number of public facilities located in the Siembra Minera Project vicinity as well as producing engineering assessments for potential future upgrades to the local water supply and sewage system infrastructure.

In March 2018, the Company published the results of a PEA which is available to the public at www.sedar.com and www.sec.gov, as well as, the Company’s website at www.goldreserveinc.com.

As discussed herein, U.S. and Canadian Sanctions and the political, economic and social turmoil in Venezuela continues to impede our ability to develop the Siembra Minera Project.

Convertible Notes and Interest Notes

In the second half of 2017, the Company settled all of its outstanding 11% Senior Secured Convertible Notes due December 31, 2018 ("2018 Convertible Notes") and Interest Notes (approximately $59.1 million face value) (collectively, the "2018 Notes") and 5.5% Senior Subordinated Convertible Notes due June 15, 2022 (the "2022 Convertible Notes") (approximately $1.0 million face value) for cash and Class A Shares.

Exhibit 99.3    Management’s Discussion & Analysis - Page 5

EXPLORATION PROSPECTS

Siembra Minera Project

In August 2016, we executed the Contract for the Incorporation and Administration of the Mixed Company with the government of Venezuela (the "Mixed Company Formation Document") to form a jointly owned company and in October 2016, together with an affiliate of the government of Venezuela, we established Siembra Minera, the entity whose purpose is to develop the Siembra Minera Project. Siembra Minera is beneficially owned 55% by Corporacion Venezolana de Mineria, S.A., a Venezuelan government corporation and 45% by Gold Reserve. In the event Venezuela defaults on its obligations outlined in the Settlement Agreement the parties will retain their respective interest in Siembra Minera.

Siembra Minera holds certain gold, copper, silver and other strategic mineral rights within Bolivar State comprising approximately 18,950 hectares in an area located in the Km 88 gold mining district of southeast Bolivar State which includes the historical Brisas and Cristinas areas. The mineral rights held by Siembra Minera have a 20 year term with two 10 year extensions.

Gold Reserve, under a yet to be completed Technical Services Agreement, is expected to provide engineering, procurement and construction services to Siembra Minera for a fee of 5% over all costs of construction and development and, thereafter, for a fee of 5% over operating costs during operations. Venezuela is obligated to use its best efforts to grant to Siembra Minera similar terms that would apply to the Siembra Minera Project in the event Venezuela enters into an agreement with a third party for the incorporation of a mixed company to perform similar activities with terms and conditions that are more favorable than the above tax and fiscal incentives and is obligated to indemnify us and our affiliates against any future legal actions related to property ownership associated with the Siembra Minera Project.

Significant provisions related to the formation of Siembra Minera and the development and operation of the Siembra Minera Project as provided in the Mixed Company Formation Document include the following, some of which have been completed and some are still pending completion. A number of the authorizations, which still have not been provided by the current administration, are critical to the future operation and economics of the Siembra Minera Project and, as a result, management continues its efforts to secure them on behalf of Siembra Minera.

•         Venezuela agreed to advance $110.2 million to Siembra Minera to facilitate the early startup of the pre-operation and construction activities, but has not yet taken steps to provide such funding;

•         Siembra Minera is obligated to undertake initiatives to secure financing(s) to fund the anticipated capital costs of the Siembra Minera Project, which is estimated to be in excess of $2 billion. To date no verifiable financing alternatives have been identified;

•         Venezuela agreed to certain Presidential Decrees, within the legal framework of the "Orinoco Mining Arc" (created on February 24, 2016 under Presidential Decree No. 2.248 as an area for national strategic development Official Gazzette No. 40.855), that will or have been issued to provide for tax and fiscal incentives for companies owned jointly with the government (“Mixed Companies”) operating in that area that include exemption from value added tax, stamp tax, municipal taxes and any taxes arising from the contribution of tangible or intangible assets, if any, to the Mixed Companies by the parties and the same cost of electricity, diesel and gasoline as that incurred by the government or related entities;

•         The parties agreed to participate in the price of gold in accordance with a formula resulting in specified respective percentages based on the sales price of gold per ounce. For sales up to $1,600 per ounce, net profits will be allocated 55% to Venezuela and 45% to us. For sales greater than $1,600 per ounce, the incremental amount will be allocated 70% to Venezuela and 30% to us. For example, with sales at $1,600 and $3,500 per ounce, net profits will be allocated 55.0%  ̶ 45.0% and 60.5%  ̶ 39.5%, respectively;

•         Siembra Minera is obligated to pay to the government a special advantage of 3% of gross sales and a net smelter return royalty (“NSR”) on the sale of gold, copper, silver and any other strategic minerals of 5% for the first ten years of commercial production, 6% for the next ten years;

•         Income tax rate of 14% for years one to five, 19% for years 6 to 10, 24% for years 11 to 15, 29% for years 16 to 20 and 34% thereafter, however, as of the date of this report, Venezuela has not yet taken steps to formally provide such authorizations via Presidential Decree or otherwise;

Exhibit 99.3    Management’s Discussion & Analysis - Page 6

•         Authorization to export and sell concentrate and doré containing gold, copper, silver and other strategic minerals outside of Venezuela and maintain foreign currency balances associated with sales proceeds, however, as of the date of this report, Venezuela has not yet taken steps to formally provide such authorizations via Presidential Decree or otherwise;

•         Funds associated with future capital cost financings and sale of gold, copper and silver will be held in offshore US dollar accounts and dividends and profit distributions, if any, will be directly paid to the shareholders of Siembra Minera, however, as of the date of this report, Venezuela has not yet taken steps to formally provide such authorizations via Presidential Decree or otherwise;

•         All funds will be converted into local currency at the most favorable exchange rate offered by Venezuela to other entities to pay, as required, Venezuela income taxes and annual operating and capital costs denominated in Bolivars for the Siembra Minera Project, however, as of the date of this report, Venezuela has not yet taken steps to formally provide such authorizations via Presidential Decree or otherwise.

Siembra Minera Project Completed Activities

During 2018 and the first quarter of 2019, the Company accomplished the following activities:

•         Published the results of a PEA;

  Completed the preliminary design and engineering on the small scale Phase I oxide saprolite process plant and the Phase 2 larger hard rock process plant;
  Completed the preliminary design work for a Phase 1 and Phase 2 Tailings Dam design;
  Completed a Venezuelan Environmental Impact Statement (V-EIS) to support the new environmental permit from the Ministry of Environment for the construction of the early works (or preliminary works) of the Phase I small saprolite processing plant;
  Transported 282 samples of saprolite ore weighing a total of 5.4 metric tons taken during the last quarter of 2017 to McClelland Laboratories in Nevada where it is being stored until receiving instructions to complete metallurgical testing for both gravity and cyanidation gold recovery;
  Obtained approval from the Ministry of Environment of the Venezuelan Environmental Impact Statement (V-EIS) (developed in 2018) and the environmental permit to affect the Area for the early works (the "Permit to Affect") which includes: construction and conditioning of 31.5 km of roads, including new and existing access roads to the property, a new access road to the quarry, man-camp and mill site, new access road to the pit area, a new conveyor corridor, and construction of a road along the perimeter of the project’s tailings dam. Also approved is the construction of warehouses, service shops and service patios; the drilling of over 80 exploration and development drill holes and 90 drill holes for pit dewatering and the opening of the quarry, the construction of sedimentation ponds and the construction of the man-camp;
  Validated, with the assistance of Empresa Nacional Forestal (a state owned company affiliated with the Ministry of Environment), the forest inventory for the project area;
  Prepared and submitted the 2019 budget for the mixed company according to parameters set forth by the Venezuelan budgeting agency;
  Obtained, the "Initiation Act", which is a requirement of the Permit to Affect, from the Ministry of Environment in December 2018 allowing Siembra Minera to initiate the authorized preliminary/early works on the Siembra Minera Project;
  Completed in March 2019 the Environmental Supervision Plan for the permitted (early or preliminary) works;
  Hosted two major community events for the granting of the Environmental Permit and the granting of the Initiation Act which were attended by several thousand local residents and, to the knowledge of the Company, were well received by the local communities;
  Worked with Mission Piar (Small Miner Program affiliated with the Ministry of Mines) to complete an initial survey and census of small miners located in the project area, which included cataloging identities, locations, infrastructure, and health status;
  Continued anti-malarial mitigation efforts in local communities in cooperation with the Ministry of Health and continued logistical support of the initiatives of the NGO “Doctors without Borders” who are working on health impacts in the KM 88 project area;
  Maintained offices in Caracas and Puerto Ordaz and completed preliminary planning and design work to ready these offices for additional operational work as the project advances;
  Initiated a $5 million works program in September 2018 to build new facilities and rehabilitate existing ones at the 4 largest schools currently attending nearly 3,000 elementary and high school students, the church and recreational and sport facilities for the students and the community as well as a musical arts program under the auspices of Foundation Corazon Llanero that works under the well-known Orchestra System (El Sistema). The Company is also establishing a radio station at one school to improve local communications as well as remodeling the Company’s operations center in Las Claritas;
  Completed a feasibility study for the quarry in March 2019 as part of the opening of the quarry needed for the “early works” and during both Phases I and II of the project;
  Participated in two government project fairs, at the request of the Minister of Mines, to highlight developments in the country;
  Assisted small miner alliances, with the support of the Ministry of Mines, to obtain mining rights to property north of the Siembra Minera Project – with the purpose of relocating small miners from the Siembra Minera Project area; and
  Continued to advance the $5 million social program in the first quarter of 2019.

Exhibit 99.3    Management’s Discussion & Analysis - Page 7

Overall the Company has directly incurred the costs of the Siembra Minera Project, which beginning in 2016 through December 31, 2018 amounted to a total of approximately $14.1 million. These expenditures primarily include costs associated with the completion of the PEA, preliminary design and cost estimates, an early works program, preliminary assessments and preparations related to the completion of an international and Venezuelan environmental and social impact assessment and a number of social works programs in the vicinity of the Siembra Minera Project (all further discussed below). The Sanctions severely restrict our ability to develop the Siembra Minera Project and, until such time as Sanctions are lifted, we expect our ability to develop the Siembra Minera Project will continue to be limited. It is unclear to management if any new Venezuelan administration in the future will respect the agreements of the prior administration.

Siembra Minera Project Development

With the previous issuance of the permit to effect the environment and the more recent issuance of the Initiation Act we have considered initial plans for various on-site activities such as site clearing, construction of a temporary camp and warehouse facilities, drilling of dewatering and development drill holes, access roads on the property, opening of the quarry for construction aggregates and initial construction activities. We have evaluated initial proposals for a drilling program in support of the overall project development activities, water management wells, and test areas where additional resource potential is evident. Various geotechnical studies as well as environmental and social studies to augment and update previous work on the property have been considered which could support the generation of a pre-feasibility study for the small and large plant and generate an International Environmental & Social Impact Assessment (IESIA) for the support of the various operating and environmental permits that will be required for the project. In addition, the social programs in the area (as described above) are expected to continue. The next phase of the Siembra Minera Project’s development is envisioned to include detail design work for the small cyanidation plant and related facilities along with the metallurgical testing to support the metallurgical process used in the plant. Given the current economic, social and political turmoil in Venezuela, as well as current and future Sanctions, the timing and extent of future development on the Siembra Minera Project remains unclear at this time.

Exhibit 99.3    Management’s Discussion & Analysis - Page 8

LMS Gold Project

On March 1, 2016, we completed the acquisition of certain wholly-owned mining claims known as the LMS Gold Project (the "LMS Property"), together with certain personal property for $350,000, pursuant to a Purchase and Sale Agreement with Raven Gold Alaska Inc. ("Raven"), a wholly-owned subsidiary of Corvus Gold Inc. Raven retains an NSR with respect to (i) "Precious Metals" produced and recovered from the LMS Property equal to 3% of "Net Smelter Returns" on such metals (the "Precious Metals Royalty") and (ii) "Base Metals" produced and recovered from the LMS Property equal to 1% of Net Smelter Returns on such metals, however we have the option, for a period of 20 years from the date of closing of the acquisition, to buy back a one-third interest (i.e. 1%) in the Precious Metals Royalty at a price of $4 million. The LMS Property remains at an early stage of exploration and not material to the Company.

BRISAS ARBITRAL AWARD SETTLEMENT AND MINING DATA SALE

In October 2009, we initiated a claim (the "Brisas Arbitration") under the Additional Facility Rules of the ICSID to obtain compensation for the losses caused by the actions of Venezuela that terminated our Brisas Project in violation of the terms of the Treaty between the Government of Canada and the Government of Venezuela for the Promotion and Protection of Investments.

In September 2014, the ICSID Tribunal unanimously granted us the Award, which consists of (i) $713 million in damages, plus (ii) pre-award interest from April 2008 through the date of the Award based on the U.S. Government Treasury Bill Rate, compounded annually totaling, as of the date of the Award, approximately $22.3 million and (iii) $5 million for legal costs and expenses, for a total, as of September 22, 2014, of $740.3 million. The Award (less legal costs and expenses) accrues post-award interest at a rate of LIBOR plus 2%, compounded annually for a total estimated Award as of the date of the Settlement Agreement of $792 million.

In July 2016, we signed the Settlement Agreement whereby Venezuela agreed to pay us the Award (including interest) and purchase our Mining Data. Under the terms of the Settlement Agreement Venezuela agreed to pay the Company $792 million to satisfy the Award and $240 million for the purchase of the Mining Data for a total of approximately $1.032 billion in monthly installments. The first $240 million received by Gold Reserve from Venezuela was related to the sale of the Mining Data.

In addition, the Company agreed to suspend the legal enforcement of the Award until final payment is made by Venezuela and Venezuela irrevocably waived its right to appeal the February 2017 judgment issued by the Cour d'appel de Paris dismissing the annulment applications filed by Venezuela in respect of the Award and agreed to terminate all other proceedings seeking annulment of the Award. Pursuant to the Settlement Agreement, Venezuela agreed to make a payment of $40 million (the "Initial Payment") followed by 23 monthly payments of $29.5 million on or before the 15th day (previously the 10th day) of each month starting in July 2017, with a final payment of approximately $313.3 million scheduled to be paid on or before June 15, 2019.

                All Settlement Agreement payments made by Venezuela, excluding the Venezuelan government bonds transferred to the Company in August 2018, were initially deposited into the Trust Account with Bandes Bank. Pursuant to the terms of a trust agreement in respect of the Trust Account (the “Trust Agreement”), the Company has the right to direct the transfer of the funds to its bank accounts outside of Venezuela. With the designation of Bandes Bank as an SDN in March 2019, the Company is treating the Trust Account as blocked property and as a result, the Company recorded an impairment loss of $21.5 million, representing the balance of the funds remaining in the Trust Account. The Trust Account and the funds therein will remain blocked property until the U.S. government delists Bandes Bank as an SDN or issues a specific license to the Company to unblock this property. The Company plans to submit a license application to request the unblocking of the Trust Account and funds (See “U.S. and Canadian Sanctions”).

Exhibit 99.3    Management’s Discussion & Analysis - Page 9

As of the date of this report, Venezuela has made payments pursuant to the Settlement Agreement of approximately $254 million including $165.5 million transferred from the Trust Account for the benefit of the Company and $88.5 million in Venezuelan government bonds. In August 2018, the Company received Venezuelan government bonds which were exempt from U.S. Sanctions pursuant to then-applicable General License 3 issued by OFAC with a market value, at the time of the bond transfer agreement (the "Bond Agreement"), of approximately $88.5 million representing the December 2017 and January and February 2018 monthly installments due under the Settlement Agreement (as described elsewhere in this document, General License 3 has since been amended several times, with more restrictions applying to transactions related to Venezuelan government bonds under General Licenses 3E and 9D). The bonds were subsequently sold for approximately $74.3 million. The monthly payments pursuant to the Settlement Agreement from March 2018 through April 2019 totaling approximately $413 million, not including the balance in the Trust Account, remain unpaid.

Given the current political, economic and social conditions in Venezuela, it is unclear when or if Venezuela will pay the remaining obligations contained in the Settlement Agreement totaling approximately $778 million or when or if the Company will decide to re-commence its efforts to collect the remaining amount of the Award including interest. As discussed herein, U.S. and Canadian Sanctions continue to impede the transfer of funds from Venezuela to our North American bank account.

The terms of the Settlement Agreement also included Venezuela's obligation to make available to an escrow agent negotiable financial instruments, with a face value of at least $350 million, partially guaranteeing the payment obligations to the Company. As of the date of this report, the collateral has not yet been provided to the escrow agent and it is unclear if and when Venezuela will comply with this particular obligation of the Settlement Agreement.

Obligations Due Upon Collection of the Award and Sale of Mining Data

In the third quarter of 2017, the Company settled all of its outstanding 2018 Notes. Prior to settlement, the Company had a total of $59.1 million face value of 2018 Notes outstanding. Of these notes, $36.3 million were redeemed for cash and the Company paid an additional $6.4 million related to a 20% premium due on the redeemed notes and $0.2 million in interest to the redemption date. The remaining $22.8 million 2018 Notes were converted to approximately 7.6 million Class A Shares. As a result of the redemption or conversion of 2018 Notes, the Company recorded a $16.6 million loss on settlement of debt consisting of the $6.4 million premium paid and approximately $10.2 million of remaining unamortized discount. In October 2017, the Company redeemed for cash its remaining debt, which consisted of approximately $1.0 million face value of 2022 Convertible Notes.

Pursuant to a 2012 restructuring of convertible notes, we issued Contingent Value Rights ("CVRs") that entitle the holders to an aggregate of 5.466% of proceeds associated with the collection of the Award, sale of Mining Data or an enterprise sale (the "Proceeds"), less amounts sufficient to pay or reserve for taxes payable, certain associated professional fees and expenses not to exceed $10 million, any accrued operating expenses as of the date of the receipt of Proceeds not to exceed $1 million and the balance of any remaining Notes and accrued interest thereon (the "Net Proceeds"). We have been advised by a CVR holder that it believes that the Company’s 45% interest in Siembra Minera represents “Proceeds” for purposes of the CVRs and as such it believes the CVR holders are entitled to the value of 5.466% of that interest. For a variety of reasons, the Board does not agree with that position and believes it is inconsistent with the CVRs and the terms and manner upon which we reached settlement as to the Award with the Venezuelan government. We continue discussions with the CVR holder on this subject and it is not possible at this time to know the outcome of this matter. As of December 31, 2018, the total cumulative estimated obligation due pursuant to the terms of the CVR from the sale of the Mining Data and collection of the Award was approximately $9.7 million, which has been distributed in full to CVR holders.

Exhibit 99.3    Management’s Discussion & Analysis - Page 10

The Board approved a bonus plan (the "Bonus Plan") in May 2012, which was intended to compensate the participants, including executive officers, employees, directors and consultants for their contributions related to: the development of the Brisas Project; the manner in which the development effort was carried out allowing the Company to present a strong defense of its arbitration claim; the support of the Company’s execution of the Brisas Arbitration; and the ongoing efforts to assist with positioning the Company in the collection of an award, sale of the Mining Data or enterprise sale. The bonus pool under the Bonus Plan, as originally structured, was comprised of the gross proceeds collected or the fair value of any consideration realized related to such transactions less applicable taxes multiplied by 1% of the first $200 million and 5% thereafter. In June 2018, the Board modified the Bonus Plan to increase the percentage participation of certain individuals who in the Board's opinion were not adequately recognized for their current contribution to efforts associated with the conclusion of the Settlement Agreement and the collection of the amounts contemplated thereunder. The effect of the Board's modification to the Bonus Plan was to increase the after tax percentage allocation for the first $200 million up to a maximum of 1.28% and the percentage allocation thereafter up to a maximum of 6.4%. The Bonus Plan is administered by a committee of independent directors who selected the individual participants in the Bonus Plan and fixed the relative percentage of the total pool to be distributed to each participant. Participation in the Bonus Plan by existing participants is fully vested, subject to voluntary termination of employment or termination for cause. Participants who reach age 65 and retire are fully vested and continue to participate in future distributions under the Plan. As of December 31, 2018, the total cumulative estimated obligation pursuant to the terms of the Bonus Plan from the sale of the Mining Data and collection of the Award was approximately $4.1 million, which has been distributed in full to Bonus Plan participants.

                The Company maintains the Gold Reserve Director and Employee Retention Plan. Each unit (a "Retention Unit") granted to a participant entitles such person to receive a cash payment equal to the fair market value of one Gold Reserve Class A Share on the date the Retention Unit is granted or on the date any such participant becomes entitled to payment, whichever is greater. Units previously granted under the plan became fully vested upon the collection of proceeds from sale of the Mining Data and the Board of Director's agreement to distribute a substantial majority of the remaining proceeds to our Shareholders. In June 2017, as a result of the collection of proceeds related to the sale of the Mining Data, the Retention Units vested and in the third quarter of 2017 the Company paid $7.7 million to plan participants. As of December 31, 2018 there were no Retention Units outstanding.

Our Intent to Distribute Collection of the Award or Sale of Mining Data to Shareholders

On March 27, 2019, the Company announced that the Board had approved the distribution of between approximately $90 million and $100 million in the aggregate, to holders of Class A Shares as a return of capital. On April 16, 2019, following the Government of Canada’s decision on April 15, 2019 to impose Sanctions against 43 additional individuals under the Special Economic Measures (Venezuela) Regulations of the Special Economic Measures Act, the Company’s Board determined that it was in the best interests of the Company and its Shareholders to reduce the aggregate amount of capital to be returned to Shareholders pursuant to the Return of Capital transaction to approximately US$75 million, or approximately US$0.76 per Class A Share.

The Return of Capital Transaction is to be completed pursuant to a court-approved plan of arrangement transaction under the Business Corporations Act (Alberta) (the “Act”) and requires approval by the Court and at least two-thirds of the votes cast by Shareholders in respect of a special resolution. The Return of Capital Transaction will be affected pursuant to an arrangement transaction (the “Arrangement”) in accordance with a plan of arrangement (the “Plan of Arrangement”) pursuant to section 193 of the Act.

Generally, the Arrangement consists of a cash distribution, an amendment of the Company’s articles of incorporation and an exchange of shares in a manner that results in a Shareholder having the same ownership after the transaction as immediately before and is intended to occur on a tax-efficient basis for Canadian income tax purposes (See “Dividends and Distributions”). Full details of the Return of Capital Transaction are described in the Company’s management proxy circular and other related materials filed with applicable Canadian securities regulatory authorities and made available at www.sedar.com or www.sec.gov, and posted on the Company’s website at www.goldreserveinc.com. Subject to obtaining the requisite Shareholder approval, obtaining the Final Order from the Court, obtaining TSXV approval, and filing of articles of arrangement, the Arrangement will become effective on or about June 13, 2019.

Exhibit 99.3    Management’s Discussion & Analysis - Page 11

Following the receipt, if any, of additional funds pursuant to the Settlement Agreement and after applicable payments of Net Proceeds to holders of our CVRs and participants under our Bonus Plan, we expect to distribute to our shareholders a substantial majority of any remaining proceeds, subject to applicable regulatory requirements and retaining sufficient reserves for operating expenses, contractual obligations, accounts payable and income taxes, and any obligations arising as a result of the future collection of the remaining amounts related to the Award.

FINANCIAL OVERVIEW

Our overall financial position is influenced by the Settlement Agreement and the proceeds received thereunder, the settlement in the third quarter of 2017 of all of our outstanding notes, amounts distributed pursuant to the Retention Plan and the ongoing payment of amounts due pursuant to the CVRs and Bonus Plan. Recent operating results continue to be impacted by expenses associated with the activities related to Siembra Minera, costs associated with the Settlement Agreement, interest expense related to our debt, U.S. and Canadian Sanctions and costs associated with maintaining our legal and regulatory obligations in good standing.

Since 2015, the U.S. and Canadian governments have issued various Sanctions which generally prohibit the Company and its management or its employees from dealing with certain Venezuelan individuals and entities or entering into certain financial transactions and which may negatively impact our ability to do business in Venezuela (See “US and Canadian Sanctions”). While the Sanctions generally do not prohibit our ability to receive transfers of funds from Venezuela or fund our activities related to the Siembra Minera Project, such Sanctions have historically complicated the transfer of funds associated with the Settlement Agreement with Venezuela to our North American bank account and impaired our ability to participate in any funding of Siembra Minera or otherwise make further investment in Siembra Minera.

Most recently, in March 2019, OFAC designated Bandes Bank as a SDN pursuant to a November 1, 2018 EO. As a result of this designation, the Company’s access to the funds held in the Trust Account at Bandes Bank has been blocked and, as a result, the Company has recorded an impairment loss of $21.5 million. The Trust Account and funds will remain blocked until OFAC delists Bandes Bank as an SDN or OFAC issues a specific license to the Company to unblock this property.

Overall we experienced a net increase in cash and cash equivalents for the year ended December 31, 2018 of approximately $10.0 million compared to an increase of approximately $101.9 million for the same period in 2017. The net increase in 2018 was primarily due to receipt of a payment under the Settlement Agreement partially offset by cash used in operations as more fully described in the “Operating Activities” section below. In 2017 the increase was primarily a result of receipt of deposits under the Settlement Agreement partially offset by cash used for settlement of debt and cash used in operations. Net income for the year ended December 31, 2018 decreased from the comparable period in 2017 by approximately $47.6 million primarily as a result of a decrease in payments received pursuant to the terms of the Settlement Agreement and a loss on impairment of trust account, partially offset by decreases in expenses associated with the receipt of those payments, general and administrative expense, Siembra Minera Project expense and arbitration and settlement.

Historically we have financed our operations through the issuance of common stock, other equity securities and debt. The timing of any future investments or transactions if any, and the amounts that may be required cannot be determined at this time and are subject to available cash, the continued collection, if any, of the proceeds associated with the collection of the Award and/or future financings, if any. We have only one operating segment, the exploration and development of mineral properties.

Our longer-term funding requirements may be adversely impacted by the timing of the collection of the amounts due pursuant to the Settlement Agreement, the timing and amount of distributions made to shareholders, if any, financial market conditions, industry conditions, regulatory approvals or other unknown or unpredictable conditions and, as a result, there can be no assurance that additional funding will be available or, if available, offered on acceptable terms.

Exhibit 99.3    Management’s Discussion & Analysis - Page 12

SELECTED ANNUAL INFORMATION (1)

	$ $	2018	$ $	2017	$ $	2016
Income (loss)		$51,569,175		$170,697,928		$(493,355)
Expenses		$(19,680,922)		$(46,113,878)		$(21,052,337)
Income tax (expense) benefit		$9,970,117		$(35,073,174)		$-
Net income (loss) (2)		$41,858,370		$89,510,876		$(21,545,692)
Basic and diluted per share		$0.42		$0.96		$(0.26)
Total assets		$168,653,346		$150,700,534		$48,488,677
Total non-current financial liabilities		$-		$18,402,483		$44,980,511
Distributions or cash dividends declared per share		$-		$-		$-

(1)   The selected annual information shown above is derived from our audited consolidated financial statements that have been prepared in accordance with U.S. generally accepted accounting principles.

(2)   Net income (loss) from continuing and total operations attributable to owners of the parent.

                Factors that have caused period to period variations are more fully discussed below.

Liquidity and Capital Resources

At December 31, 2018, we had cash and cash equivalents of approximately $147.6 which represents an increase from December 31, 2017 of approximately $10.0 million. The net increase was primarily due to receipt of cash and marketable securities under the Settlement Agreement partially offset by cash used for operating activities. The activities that resulted in the net change in cash are more fully described in the "Operating Activities," "Investing Activities" and "Financing Activities" sections below.

	2018	Change	2017
Cash and cash equivalents	$147,646,353	$9,973,635	$137,672,718

As of December 31, 2018, we had financial resources including cash, cash equivalents and marketable securities totaling approximately $147.9 million, Brisas Project related equipment with an estimated net realizable value of approximately $11.7 million (See Note 6 to the audited consolidated financial statements), and short-term financial obligations consisting of accounts payable and accrued expenses of approximately $0.7 million.

We have no revenue producing operations at this time. Our future working capital position is dependent upon the receipt of amounts due to us pursuant to the Settlement Agreement or collection of the Award in the relevant legal jurisdictions. Although we believe, subsequent to the Return of Capital Transaction, that we will have sufficient working capital to carry on our activities for the next 12 to 24 months, our actual cash burn-rate may require us to seek additional sources of funding to ensure our ability to continue our activities in the normal course. As discussed elsewhere in this management's discussion and analysis, the U.S. and Canadian Sanctions have and are expected to continue to adversely impact our ability to receive payments from Venezuela pursuant to the Settlement Agreement and our ability to proceed with the development of the Siembra Minera Project.

Exhibit 99.3    Management’s Discussion & Analysis - Page 13

Operating Activities

Cash flow used in operating activities for the years ended December 31, 2018 and 2017 was approximately $64.2 million and $47.0 million, respectively. Cash flow used in operating activities consists of net income (the components of which are more fully discussed below) adjusted for losses on marketable securities, income tax and non-cash expense items primarily related to stock option compensation, accretion of convertible notes recorded as interest expense and certain non-cash changes in working capital.

                Cash flow used in operating activities during the year ended December 31, 2018 increased from the prior comparable period primarily due to a $21.5 million impairment loss on funds held in trust (See "Brisas Arbitral Award Settlement and Mining Data Sale") partially offset by decreases in cash paid for arbitration and settlement and decreases in expenses associated with receipt of payments under the Settlement Agreement.

Investing Activities

	2018	Change	2017
Proceeds from sale of mining data	$-	$(187,500,000)	$187,500,000
Proceeds from disposition of marketable securities	74,311,349	74,311,349	-
Purchase of property, plant and equipment	(89,679)	502,850	(592,529)
	$74,221,670	$(112,685,801)	$186,907,471

Cash flow from investing activities decreased during the year ended December 31, 2018 due to a reduction in receipt of payments associated with the Settlement Agreement. During the year ended December 31, 2017, the Company recorded the receipt of approximately $187.5 million associated with the Settlement Agreement and acquired approximately $0.6 million of property, plant and equipment. As of December 31, 2018, the Company held approximately $11.7 million of Brisas Project related equipment intended for future sale or use (See Note 6 to the audited consolidated financial statements).

Financing Activities

	2018	Change	2017
Proceeds from the issuance of common shares	$-	$(5,973,474)	$5,973,474
Settlement of debt	-	43,962,181	(43,962,181)
	$-	$37,988,707	$(37,988,707)

During the year ended December 31, 2017, certain directors, officers, employees and consultants exercised approximately 2.1 million outstanding options for net proceeds to the Company of approximately $6.0 million. The Company did not have cash flows from financing activities during the year ended December 31, 2018.

In the third quarter of 2017, the Company settled all of its 2018 Notes. Prior to settlement, the Company had a total of $59.1 million face value of 2018 Notes outstanding. Of these notes, $36.3 million were redeemed for cash and the Company paid an additional $6.4 million related to a 20% premium due on the redeemed notes and $0.2 million in interest to the redemption date. The remaining $22.8 million 2018 Notes were converted to approximately 7.6 million Class A Shares. As a result of the redemption or conversion of 2018 Notes, the Company recorded a $16.6 million loss on settlement of debt consisting of the $6.4 million premium paid and approximately $10.2 million of remaining unamortized discount. In October 2017 the Company redeemed for cash its remaining debt, which consisted of approximately $1.0 million face value of 2022 Convertible Notes (See Note 10 to the audited consolidated financial statements).

Contractual Obligations

We had no material contractual obligation payments as of December 31, 2018.

Results of Operations

Summary

Consolidated income, expenses, net income before tax and net income for the years ended December 31, 2018 and 2017 were as follows:

Exhibit 99.3    Management’s Discussion & Analysis - Page 14

	2018	Change	2017
Income	$51,569,175	$(119,128,753)	$170,697,928
Expenses	(19,680,922)	26,432,956	(46,113,878)
Net income before tax	$31,888,253	$(92,695,797)	$124,584,050
Net income	$41,858,370	$(47,652,506)	$89,510,876

Income (Loss)

	2018		Change	2017

Gain on sale of mining data	$52,500,000		$(135,000,000)	$187,500,000
Arbitration award	36,000,000		36,000,000	-
Interest income	325,183		276,860	48,323
Loss on impairment of trust account	(21,456,881)		(21,456,881)	-
Loss on settlement of debt	-		16,637,379	(16,637,379)
Loss on marketable debt securities	(14,188,651)		(14,188,651)	-
Gain on marketable equity securities	48,405		48,405	-
Foreign currency loss	(1,658,881)		(1,445,865)	(213,016)
	$51,569,175	$	$ (119,128,753)	$170,697,928

As the Company has no commercial production or source of operating cash flow at this time, income is often variable from period to period and subject to payments made pursuant to the Settlement Agreement. The decrease in income was primarily due to the net decrease in receipts associated with the sale of the Mining Data and collection of the Award, the loss on impairment of trust acount and the loss on the disposition of debt securities, partially offset by a decrease in loss on settlement of debt.

Expenses

	2018	Change	2017

Corporate general and administrative	$7,468,553	$(9,247,239)	$16,715,792
Retention units	-	(7,694,200)	7,694,200
Contingent value rights	4,799,114	897,955	3,901,159
Siembra Minera Project	5,125,815	(2,384,773)	7,510,588
Exploration costs	27,980	(55,879)	83,859
Legal and accounting	1,140,436	127,668	1,012,768
Arbitration and settlement	217,974	(2,217,671)	2,435,645
Equipment holding costs	901,050	239,252	661,798
Interest expense	-	(6,098,069)	6,098,069
Total expenses for the period	$19,680,922	$(26,432,956)	$46,113,878

Exhibit 99.3    Management’s Discussion & Analysis - Page 15

Corporate general and administrative expense for the year ended December 31, 2018 decreased from the comparable period in 2017 primarily due to decreases in expense related to non-cash charges associated with the issuance of stock options and compensation expense. Retention Units became due and payable in full in 2017 as a result of the collection of proceeds pursuant to the Settlement Agreement. The increase in costs associated with the CVRs from the comparable period in 2017 is a result of the timing of the receipt of payments pursuant to the Settlement Agreement. Expenses associated with the Siembra Minera Project decreased from the prior period as a result of a decrease in compensation of consultants working on project. The decrease in arbitration and settlement costs is related to the contingent legal fees that became due and payable in the second quarter of 2017 upon receiving payment under the Settlement Agreement and a decrease in arbitration and settlement related activities. The increase in equipment holding costs was due to the relocation of certain equipment in 2018. The decrease in interest expense was due to the redemption or conversion of convertible notes in the third quarter of 2017. Overall, total expenses for the year ended December 31, 2018 decreased by approximately $26.4 million from the comparable period in 2017.

SUMMARY OF QUARTERLY RESULTS (1)

Quarter ended	12/31/18	9/30/18	6/30/18 (3)	3/31/18	12/31/17	9/30/17	6/30/17	3/31/17
Income (loss)	$(33,559,907)	$(3,023,589)	$88,121,074	$31,597	$(120,524)	$82,289,038	$88,522,726	$6,688
Net income (loss)
before tax (2)	(36,090,031)	(8,604,190)	79,049,035	(2,466,561)	(3,935,744)	65,135,602	72,138,879	(8,754,687)
Per share	(0.36)	(0.09)	0.80	(0.02)	(0.04)	0.68	0.80	(0.10)
Fully diluted	(0.36)	(0.09)	0.79	(0.02)	(0.04)	0.68	0.70	(0.10)
Net Income (loss) (2)	(25,921,698)	3,720,859	67,125,060	(3,065,851)	7,698,845	34,275,443	56,291,275	(8,754,687)
Per share	(0.26)	0.04	0.67	(0.03)	0.08	0.36	0.63	(0.10)
Fully diluted	(0.26)	0.04	0.67	(0.03)	0.08	0.36	0.55	(0.10)

(1)   The information shown above is derived from our unaudited consolidated financial statements that have been prepared in accordance with U.S. generally accepted accounting principles.

(2)   Net income (loss) from continuing and total operations attributable to owners of the parent.

(3)   As restated

In the third and fourth quarters of 2018, income decreased as the Company did not record additional receipts from the award and the Company recorded losses on marketable debt securities and loss on impairment of funds held in trust. In the second quarter of 2018, income increased as a result of gain on sale of Mining Data and the collection of the arbitration award. In the first quarter of 2018, income increased as a result of a decrease in foreign currency loss. In the fourth quarter of 2017, income decreased as the Company did not have any receipts from the sale of its Mining Data. In the third quarter of 2017, the Company recorded $88.5 million of income related to the sale of its Mining Data and a $6.1 million loss on settlement of debt. In the second quarter of 2017, the Company recorded $99.0 million of income related to the sale of its Mining Data and a $10.5 million loss on settlement of debt. In the first quarter of 2017, income (loss) consisted of interest income and foreign currency loss.

In the fourth quarter of 2018 the Company recorded a net loss primarily as a result of losses on marketable debt securities and loss on impairment of funds held in trust partially offset by an increase in tax benefit (See Note 11 to the audited consolidated financial statements). In the third quarter of 2018, the Company recorded net income primarily as a result of the recognition of certain tax benefits related to the costs incurred in the development of the Mining Data. In the second quarter of 2018, net income increased as a result of gain on sale of Mining Data and the collection of the arbitration award. In the first quarter of 2018, the Company recorded net losses primarily because the Company did not have any receipts from the sale of its Mining Data or from the arbitration award. In the fourth quarter of 2017, the Company recorded net income primarily as a result of an adjustment to income tax expense. In the second and third quarters of 2017, the Company recorded net income as a result of the deposit of funds by Venezuela into the Trust Account associated with the sale of its Mining Data partially offset by the loss on settlement of debt. In the first quarter of 2017, net loss increased primarily as a result of non-cash stock option compensation expense of $4.4 million partially offset by a $1.2 million decrease in arbitration and settlement costs.

Exhibit 99.3    Management’s Discussion & Analysis - Page 16

Off-Balance Sheet Arrangements

We are not a party to any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our financial condition, changes in financial condition, revenues and expenses, results of operations, liquidity, capital expenditures or capital resources.

Transactions with Related Parties

In the third quarter of 2017, the Company settled all of its 2018 Notes. Prior to settlement, the Company had a total of $59.1 million face value of 2018 Notes outstanding. Of these notes, $15.4 million and $26.0 million were held by funds managed by Steelhead Partners, LLC (“Steelhead”) and Greywolf Capital Management L.P. ("Greywolf"), respectively. Both Steelhead and Greywolf exercised control or direction over more than 10% of the Class A Shares prior to the transaction. (See Note 10 to the audited consolidated financial statements).

Internal Control over Financial Reporting (ICFR) and Disclosure Controls and Procedures (DC&P)

In connection with the preparation of the Company’s unaudited interim consolidated financial statements for the three and nine months ended September 30, 2018, an error was identified in the income tax calculation for the three month period ended June 30, 2018, which impacted the Company’s previously filed unaudited interim financial statements for the three and six month periods ended June 30, 2018. Management did not recognize that income should have been allocated to a different taxing jurisdiction which resulted in a material error in the calculation of tax expense for the period ended June 30, 2018. In conjunction with this matter, the Company’s management determined it had a material weakness in the Company’s ICFR and DC&P, and as such, its internal control over financial reporting as of September 30, 2018 was not effective. Management remediated this control deficiency by the implementation of additional review and oversight procedures with respect to the preparation and review of the tax amounts included in the financial statements including allocation to the appropriate taxing jurisdiction. As stated in Management's Annual Report on Internal Controls over Financial Reporting, management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2018. Based on this assessment, management concluded that the Company's ICFR and DC&P were effective as of December 31, 2018.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Critical accounting estimates used in the preparation of the audited consolidated financial statements include the:

•         assessments of the recoverability of the Brisas Project related equipment and the estimated fair value determined in connection with impairment testing;

•         use of the fair value method of accounting for stock options which is computed using the Black-Scholes method which utilizes estimates that affect the amounts ultimately recorded as stock based compensation; and

•         preparation of tax filings in a number of jurisdictions requires considerable judgment and the use of assumptions.

The amounts reported based on accounting estimates could vary in the future.

Any current or future operations we may have are subject to the effects of changes in legal, tax and regulatory regimes, political, labor and economic developments, social and political unrest, currency and exchange controls, import/export restrictions and government bureaucracy in the countries in which it operates.

Risk Factors

Set out below are certain risk factors that could materially adversely affect our future business, operating results or financial condition. Investors should carefully consider these risk factors and the other risk factors and information in this MD&A and our filings with Canadian and U.S. securities regulators, before making investment decisions involving our securities. The following risk factors, as well as risks not currently known to us, could adversely affect our future business, operations and financial condition and could cause future results to differ materially from the estimates described in our forward-looking statements.

Exhibit 99.3    Management’s Discussion & Analysis - Page 17

Risks Related to Collection of Award and Sale of Mining Data

Failure to collect amounts payable pursuant to the Settlement Agreement could materially adversely affect the Company.

In July 2016, we signed the Settlement Agreement whereby Venezuela agreed to pay us the Award (including interest) and purchase our Mining Data. Under the terms of the Agreement, Venezuela agreed to pay the Company $792 million to satisfy the Award and $240 million for the purchase of the Mining Data for a total of approximately $1.032 billion in installments over approximately 24 months. The first $240 million received by Gold Reserve from Venezuela was related to the sale of the Mining Data. Pursuant to the Settlement Agreement, Venezuela agreed to make the Initial Payment of $40 million followed by 23 monthly payments of $29.5 million on or before the 15th day of each month starting in July 2017, with a final payment of approximately $313.3 million scheduled to be paid on or before June 15, 2019.

All Settlement Agreement payments made by Venezuela, excluding the Venezuelan government bonds transferred to the Company in August 2018, were initially deposited into the Trust Account held at Bandes Bank. Pursuant to the terms of the Trust Agreement, the Company has the right to direct the transfer of the funds to its bank accounts outside of Venezuela. With the designation of Bandes Bank as an SDN on March 22, 2019, the Company is treating the Trust Account as blocked property. The Trust Account and the funds therein will remain blocked property until the U.S. government delists Bandes Bank as an SDN or issues a specific license to the Company to unblock this property. The Company plans to submit a license application to request the unblocking of the Trust Account and funds (See "U.S. and Canadian Sanctions").

As of the date of MD&A, Venezuela has made payments pursuant to the Settlement Agreement of approximately $254 million including $165.5 million transferred from the Trust Account for the benefit of the Company and $88.5 million in Venezuelan government bonds. In August 2018, the Company received Venezuelan government bonds which were exempt from U.S. Sanctions pursuant to then-applicable General License 3 issued by OFAC with a market value, at the time of the agreement, of approximately $88.5 million representing the December 2017 and January and February 2018 monthly installments due under the Settlement Agreement (as described elsewhere in this document, General License 3 has since been amended several times, with more restrictions applying to transactions related to Venezuelan government bonds under General Licenses 3E and 9D). The bonds were subsequently sold for approximately $74.3 million.

The monthly payments pursuant to the Settlement Agreement from March 2018 through April 2019 totaling approximately $413 million, not including the balance in the Trust Account, remain unpaid. Given the current political, economic and social conditions in Venezuela, it is unclear when or if Venezuela will pay the remaining obligations contained in the Settlement Agreement totaling approximately $778 million or when or if the Company will decide to re-commence its efforts to collect the remaining amount of the Award including interest. As discussed herein, U.S. and Canadian Sanctions continue to impede our efforts to collect payments pursuant to the Settlement Agreement and our efforts to develop the Siembra Minera Project.

Venezuela's well publicized economic turmoil has made it difficult for the government to abide by the terms of the Settlement Agreement. In addition, Venezuela is reliant upon international intermediary banks to facilitate the transfer of funds to our bank account. The U.S. and Canadian Sanctions (as more fully described elsewhere in this document) have led these banks to either decline to facilitate such transfers or put significant limitations on their participation, which has delayed or blocked Venezuela's ability to transfer the funds in accordance with the Settlement Agreement. In addition, the SDN designation by the U.S. government of Bandes Bank, where the Trust Account is held, will complicate the transfer of funds from the Trust Account so long as the Company receives payments from Venezuela into this account and Bandes Bank remains an SDN.

 There can be no assurances that we will receive future payments contemplated by the Settlement Agreement or, if any such payments are made, that we will be successful in transferring such funds to our bank account. Moreover, to the extent we continue to receive any such payments in the Trust Account, there can be no assurance that we will be successful in obtaining the required license to unblock the account or that relevant Sanctions will otherwise be lifted. In the event we do not receive future payments contemplated by the Settlement Agreement, we may also be forced to renew the lengthy enforcement and collection process which could materially adversely affect, among other things, our ability to make payments pursuant to the CVRs, Bonus Plan, distribute funds to our shareholders or otherwise maintain sufficient liquidity to operate as a going concern.

Exhibit 99.3    Management’s Discussion & Analysis - Page 18

Termination of the Settlement Agreement as a result of Venezuela's failure to make the contemplated payments thereunder could materially adversely affect the Company.

As part of the Settlement Agreement, the Company agreed to suspend the legal enforcement of the Award until final payment is made by Venezuela and Venezuela agreed to irrevocably waive its right to appeal the February 2017 judgment issued by the Cour d'appel de Paris dismissing the annulment applications filed by Venezuela in respect of the Award and agreed to terminate all other proceedings seeking annulment of the Award.

Notwithstanding Venezuela having waived its right to appeal, future enforcement and collection of the Award is expected to be a lengthy process and will be ongoing for the foreseeable future if we are not successful in consummating the transactions contemplated by the Settlement Agreement. In addition, the cost of pursuing collection of the Award could be substantial and there is no assurance that we will be successful. Failure to otherwise collect the Award if the Settlement Agreement is abandoned would materially adversely affect our ability to maintain sufficient liquidity to operate as a going concern.

Sanctions currently imposed on Venezuela by the U.S. and Canada, and any further Sanctions that may be imposed in the future, could materially adversely affect the Company.

As described above under the risk factor entitled “Failure to collect amounts payable pursuant to the Settlement Agreement could have a material adverse effect on the Company,” the U.S. and Canadian governments have imposed Sanctions targeting the Venezuelan government (See "U.S. and Canadian Sanctions") and Siembra Minera as a result of the Venezuelan government's 55% ownership. Failure to comply with these Sanctions could result in civil or, in some cases, criminal consequences for the Company and/or our officers and directors. Compliance with the current Sanctions, as well as any future Sanctions that may be imposed by the U.S. or Canada, may restrict our ability to consummate the transactions contemplated by the Settlement Agreement or the mixed company arrangements related to the Siembra Minera Project, including:

•         an inability to receive, process or use the payments (in whatever form received by us) contemplated by the Settlement Agreement, or to transfer such payments to our bank outside of Venezuela (see the risk factor entitled “Failure to collect amounts payable pursuant to the Settlement Agreement could materially adversely affect the Company”);

•         an inability to obtain all or part of financing sufficient to cover the anticipated capital or operating costs of the Siembra Minera Project on favorable terms, or at all; and

•         an inability to obtain operating permits, enter into transactions or otherwise meet our obligations with respect to the operation of the Siembra Minera Project pursuant to the mixed company agreement.

The occurrence of any of the foregoing or others could result in the inability for the Settlement Agreement or mixed company arrangements to be performed in their current form and/or could have a material adverse effect on the Company, including our ability to own our interest in the mixed company or operate it or maintain sufficient liquidity to operate it as a going concern.

We have no commercial operations and may be unable to continue as a going concern.

We have no revenue producing operations at this time. Our future working capital position is dependent upon the receipt of amounts due to us pursuant to the Settlement Agreement or collection of the Award in the relevant legal jurisdictions. Although we believe, subsequent to the Return of Capital Transaction, that we will have sufficient working capital to carry on our activities for the next 12 to 24 months, our actual cash burn-rate may require us to seek additional sources of funding to ensure our ability to continue our activities in the normal course. As discussed elsewhere in this management's discussion and analysis the U.S. and Canadian Sanctions have and are expected to continue to adversely impact our ability receive payments from Venezuela pursuant to the Settlement Agreement and our ability to proceed with the development of the Siembra Minera Project.

Exhibit 99.3    Management’s Discussion & Analysis - Page 19

Our reliance on the receipt of the payments contemplated by the Settlement Agreement or the collection of the Award for our operating needs is expected to continue into the foreseeable future unless and until we are able to develop the Siembra Minera Project or an alternative project and achieve commercial production. If the Settlement Agreement were to be abandoned due to lack of payment by Venezuela, our longer-term funding requirements may be adversely impacted. Unforeseen financial market conditions, industry conditions or other unknown or unpredictable conditions may exist in the future and, as a result, there can be no assurance that alternative funding would be available or, if available, offered on acceptable terms.

Risks Related to the Class A Shares

The price and liquidity of the Class A Shares may be volatile.

The market price of the Class A Shares may fluctuate based on a number of factors, some of which are beyond our control, including:

•         we do not have an active market for the Class A Shares and large sell or buy transactions may affect the market price;

•         developments in our efforts to conclude the transactions contemplated by the Settlement Agreement;

•         economic and political developments in Venezuela including the impact of Sanctions on our ability to consummate the transactions contemplated by the Settlement Agreement or the terms of the mixed company arrangement related to the development of the Siembra Minera Project;

•         the effects of the Return of Capital Transaction or our failure to complete such transaction;

•         our operating performance and financial condition;

•         our ability to obtain additional financing for working capital, capital expenditures, acquisitions or general purposes;

•         the public’s reaction to announcements or filings by us or other companies;

•         the public’s reaction to negative news regarding Venezuela and/or international responses to Venezuelan domestic and international policies;

•         the price of gold, copper and silver; and

•         the addition to or changes to existing personnel.

The effect of these and other factors on the market price of the Class A Shares has historically made our share price volatile and suggests that our share price will continue to be volatile in the future.

We may issue additional Class A Shares, debt instruments convertible into Class A Shares or other equity-based instruments to fund future operations.

We cannot predict the size of any future issuances of securities, or the effect, if any, that future issuances and sales of our securities will have on the market price of the Class A Shares. Any transaction involving the issuance of previously authorized but unissued shares, or securities convertible into shares, may result in dilution to present and prospective holders of shares.

The Company's current or future plans to declare cash dividends or make distributions to shareholders are subject to inherent risks.

On March 27, 2019, the Company announced that the Board had approved the distribution of between approximately $90 million and $100 million in the aggregate, to holders of Class A Shares as a return of capital. On April 16, 2019, following the Government of Canada’s decision on April 15, 2019 to impose Sanctions against 43 additional individuals under the Special Economic Measures (Venezuela) Regulations of the Special Economic Measures Act, the Board determined that it was in the best interests of the Company and its Shareholders to reduce the aggregate amount of capital to be returned to Shareholders pursuant to the Return of Capital transaction to approximately US$75 million, or approximately US$0.76 per Class A Share.  We have not previously declared or paid any dividend since 1984.

Exhibit 99.3    Management’s Discussion & Analysis - Page 20

The Return of Capital Transaction that has been approved by our Board includes risks related to our ability to receive required approvals from our Shareholders, the Court, and the TSXV and the risk that our Board may determine not to move forward with the Return of Capital Transaction if it determines it is no longer in the best interests of the Company and its Shareholders.

We may declare cash dividends or make distributions in the future only if our earnings and capital are sufficient to justify the payment of such dividends or distributions.

Risks Related to the Business

Any development activities on the Siembra Minera Project will require additional exploration work and financing and there is no assurance that the project will be determined feasible.

In March 2018, the Company published the results of a PEA of the Siembra Minera Project. The conclusions of management and its qualified consultants referred to in the PEA may not be realized in the future. Even if the required financing is obtained, substantial effort and financing would be required to commence work on any Siembra Minera Project. We can provide no assurances that the project or its development would be determined feasible.

Our potential future operations related to the Siembra Minera Project will be concentrated in Venezuela and will be subject to inherent local risks.

Our potential future operations related to the Siembra Minera Project will be located in Venezuela and, as a result, we will be subject to operational, regulatory, political and economic risks specific to its location, including:

•         the effects of local political, labor and economic developments, instability and unrest;

•         changes in the government of Venezuela and among its officeholders;

•         significant or abrupt changes in the applicable regulatory or legal climate;

•         currency instability, hyper-inflation and the environment surrounding the financial markets and exchange rate in Venezuela;

•         international response to Venezuelan domestic and international politics and policies, including the threat of military intervention and armed conflict;

•         limitations on mineral exports;

•         invalidation, confiscation, expropriation or rescission of governmental orders, permits, agreements or property rights;

•         exchange controls and export or sale restrictions;

•         currency fluctuations, repatriation restrictions and operation in a highly inflationary economy;

•         competition with companies from countries that are not subject to Canadian and U.S. laws and regulations;

•         laws or policies of foreign countries and Canada affecting trade, investment and taxation;

•         civil unrest, military actions and crime;

•         corruption, requests for improper payments, or other actions that may violate Canadian and U.S. foreign corrupt practices acts, uncertain legal enforcement and physical security; and

•         new or changes in regulations related to mining, environmental and social issues; and

•         the willingness of future governments in Venezuela to uphold and abide by agreements and commitments made by previous governments.

Failure to attract new and/or retain existing personnel could adversely affect us.

We are dependent upon the abilities and continued participation of existing personnel to manage activities related to the Settlement Agreement, operation of Siembra Minera, development of the Siembra Minera Project and to identify, acquire and develop new opportunities. Substantially all of our existing management personnel have been employed by us for over 20 years. The loss of existing employees or an inability to obtain new personnel necessary to execute future efforts to acquire and develop a new project, such as the Siembra Minera Project, could have a material adverse effect on our future operations.

Exhibit 99.3    Management’s Discussion & Analysis - Page 21

Risks inherent in the mining industry could adversely impact future operations.

Exploration for gold and other metals is speculative in nature, involves many risks and frequently is unsuccessful. As is customary in the industry, not all prospects will be positive or progress to later stages (e.g. the feasibility, permitting, development and operating stages), therefore, we can provide no assurances as to the future success of our efforts related to the Siembra Minera Project and the LMS Gold Project. Exploration programs entail risks relating to location, metallurgical processes, governmental permits and regulatory approvals and the construction of mining and processing facilities. Development can take a number of years, requiring substantial expenditures and there is no assurance that we will have, or be able to raise, the required funds to engage in these activities or to meet our obligations with respect to the Siembra Minera Project and the LMS Gold Project. Any one or more of these factors or occurrence of other risks could cause us not to realize the anticipated benefits of an acquisition of properties or companies.

U.S. Internal Revenue Service designation as a "passive foreign investment company" may result in adverse U.S. tax consequences to U.S. Holders.

U.S. taxpayers should be aware that we have determined that the Company was not a “passive foreign investment company” (a “PFIC”) under section 1297(a) of the U.S. Internal Revenue Code (the “Code”) for the taxable year ended December 31, 2018. However, there can be no assurance that the Internal Revenue Service (“IRS”) will not take a contrary position. It is uncertain whether the Company will be considered a PFIC in subsequent years. The determination of whether we and any of our subsidiaries will be a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether we and any of our subsidiaries will be a PFIC for any taxable year generally depends on our assets and income and those of our subsidiaries’ over the course of each such taxable year and, as a result, cannot be predicted with certainty as of the date of this MD&A. Accordingly, there can be no assurance that we and any of our subsidiaries will not be a PFIC for any taxable year. If, in subsequent years, the Company is considered a PFIC, a U.S. taxpayer may be able to make certain elections under the PFIC rules with respect to the Class A Shares that will affect such taxpayer’s U.S. federal income tax consequences of owning, selling or otherwise disposing the Class A Shares.

A U.S. taxpayer that owned Class A Shares prior to January 1, 2017 but has not previously made a timely and effective “QEF election” with respect to the Class A Shares, will continue throughout the taxable year ended December 31, 2018 to be subject to the PFIC rules and, for purposes of determining the U.S. federal income tax consequences to such U.S. taxpayer of owning, selling or otherwise disposing the Class A shares, the Company will still be treated as a PFIC for the taxable year ended December 31, 2018. Accordingly, any gain recognized by such U.S. taxpayer on the sale of the Class A Shares and any “excess distributions” (as specifically defined in the Code) paid on the Class A Shares to such U.S. taxpayer must be ratably allocated to each day in the U.S. taxpayer’s holding period for the Class A Shares.  The amount of any such gain or excess distribution allocated to prior years of such U.S. taxpayer’s holding period for the Class A Shares generally will be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such prior year, and the U.S. taxpayer will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year.

Alternatively, a U.S. taxpayer that owned Class A Shares prior to January 1, 2017 and previously made a valid and timely “QEF election” should not be required to include any amounts in income under section 1293 of the Code with respect to the Company’s taxable year ended December 31, 2018. A U.S. taxpayer’s QEF election will remain in effect for subsequent years. In the event the Company is considered a PFIC in a subsequent year, a U.S. taxpayer who has made a QEF election will again be required to annually include such Shareholder’s pro rata share of our “net capital gain” and “ordinary earnings” (calculated under U.S. federal income tax rules), regardless of whether such amounts are actually distributed by us.

Exhibit 99.3    Management’s Discussion & Analysis - Page 22

As a possible second alternative, a U.S. taxpayer that owned Class A Shares prior to January 1, 2017 may have previously made a “mark-to-market election” with respect to a taxable year in which we were a PFIC and the Class A Shares were “marketable stock” (as specifically defined in the Code). A U.S. taxpayer that has previously made a mark-to-market election generally is required to include in gross income, for each taxable year in which we are a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Class A Shares as of the close of such taxable year over (b) such U.S. taxpayer’s adjusted tax basis in such Class A Shares. No such inclusion is required for a taxpayer year in which the Company is not a PFIC. A U.S. taxpayer’s mark-to-market election will remain in effect for subsequent years. In the event the Company is considered a PFIC in a subsequent year, a U.S. taxpayer who has made a mark-to-market election will again be required to include such amounts in income.

The recently passed comprehensive tax reform bill could materially adversely affect the Company.

U.S. tax reform legislation, commonly referred to as the Tax Cuts and Jobs Act (the “TCJA”), made significant reforms to the Code including, among other things, a permanent reduction of the corporate income tax rate from a maximum rate of 35% to 21%, a partial limitation on the deductibility of interest expense, a new base erosion and anti-abuse tax, limitation on the deductibility of certain net operating losses (“NOLs”) to 80% of current year taxable income, an indefinite carryforward of certain NOLs, immediate deductions for certain new investments, and the modification or repeal of certain business deductions and credits. The U.S. Treasury Department has indicated its intent to issue regulations with respect to certain provisions of the TCJA. Some of these regulations have been issued in proposed form and may be finalized in 2019, while other anticipated regulations have yet to be issued. These proposed and anticipated regulations may have retroactive effect. We continue to examine the impact of the TCJA and additional administrative and regulatory guidance as it is released. The TCJA could materially adversely affect the Company.

There are material tax risks associated with holding and selling or otherwise disposing Our Class A Shares.

There are material tax risks associated with holding and selling or otherwise disposing the Class A Shares. Each prospective investor is urged to consult its own tax advisor regarding the tax consequences to him or her with respect to the ownership and disposition of the Class A Shares.

It may be difficult to bring certain actions or enforce judgments against the Company and/or its directors and executive officers.

Investors in the U.S. or in other jurisdictions outside of Canada may have difficulty bringing actions and enforcing judgments against us, our directors or executive officers based on civil liability provisions of federal securities laws or other laws of the U.S. or any state thereof or the equivalent laws of other jurisdictions of residence. We are organized under the laws of Alberta, Canada. Some of our directors and officers, and some of the experts named from time to time in our filings, are residents of Canada or otherwise reside outside of the U.S. and all or a substantial portion of their and our assets, may be located outside of the U.S. As a result, it may be difficult for investors in the U.S. or outside of Canada to bring an action in the U.S. against our directors, officers or experts who are not residents in the U.S. It may also be difficult for an investor to enforce a judgment obtained in a U.S. court or a court of another jurisdiction of residence predicated upon the civil liability provisions of Canadian securities laws or U.S. federal securities laws or other laws of the U.S. or any state thereof against us or those persons.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

Adopted in the year

In January 2016, the FASB issued ASU 2016-01, Recognition and Measurement of Financial Assets and Financial Liabilities. The amendments in this update address certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. This update was effective for us January 1, 2018. The updated guidance resulted in a reclassification of $0.1 million of unrealized holding gains and losses related to investments in marketable equity securities from accumulated other comprehensive income to accumulated deficit in the Balance Sheet upon adoption. Changes in the value of the Company’s marketable equity securities are now recorded as income (loss) instead of other comprehensive income (loss).

Exhibit 99.3    Management’s Discussion & Analysis - Page 23

In January 2017, the FASB issued ASU 2017-01, Business Combinations. This update clarifies the definition of a business and adds guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. This update was effective for us January 1, 2018 and did not have an impact on our financial statements.

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows – Restricted Cash. This update requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents and amounts generally described as restricted cash or restricted cash equivalents. This update was effective for us January 1, 2018 and did not have an impact on our financial statements.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows – Classification of Certain Cash Receipts and Cash Payments. This update is intended to reduce the existing diversity in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. This update was effective for us January 1, 2018 and did not have an impact on our financial statements.

In May 2014, the FASB issued ASU 2014-09, Revenue from contracts with customers. This standard contains principles that an entity will apply to determine the measurement of revenue and timing of when it is recognized. The underlying principle is that an entity will recognize revenue to depict the transfer of goods or services to customers at an amount that the entity expects to be entitled to in exchange for those goods or services. This update was effective for us January 1, 2018 and did not have an impact on our financial statements.

Recently issued accounting pronouncements

In February 2016, the FASB issued ASU 2016-02, Leases. This update is intended to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. This update is effective for us commencing with the annual period beginning after December 15, 2018, including interim periods within that year. We do not expect the adoption of this standard will have a significant impact on our financial statements.

DISCLOSURE OF OUTSTANDING SHARE DATA

Class A Shares

We are authorized to issue an unlimited number of Class A Shares without par value of which 99,395,048 Class A Shares were issued and outstanding as at the date hereof. Shareholders are entitled to receive notice of and attend all meetings of Shareholders with each Class A Share held entitling the holder to one vote on any resolution to be passed at such Shareholder meetings. Shareholders are entitled to dividends if, as and when declared by the Board. Shareholders are entitled upon our liquidation, dissolution or winding up to receive our remaining assets available for distribution to shareholders.

Preferred Shares

We are authorized, subject to the limitations prescribed by law and our articles of incorporation, from time to time, to issue an unlimited number of serial preferred shares (the "Preferred Shares"); and to determine variations, if any, between any series so established as to all matters, including, but not limited to, the rate of dividend and whether dividends shall be cumulative or non-cumulative; the voting power of holders of such series; the rights of such series in the event of the dissolution of the Corporation or upon any distribution of the assets of the Corporation; whether the shares of such series shall be convertible; and such other designations, rights, privileges, and relative participating, optional or other special rights, and such restrictions and conditions thereon as are permitted by law. There are no Preferred shares issued or outstanding as of the date hereof.

Share Purchase Options

We maintain the 2012 Equity Incentive Plan (the "2012 Plan") which provides for the grant of stock options of up to 8,750,000 of the Class A Shares. As of December 31, 2018, there were 4,554,565 options outstanding and 2,122,000 remaining options available for grant. Grants are made for terms of up to ten years with vesting periods as required by the TSXV and as may be determined by a committee established pursuant to the 2012 Plan, or in certain cases, by the Board.

Exhibit 99.3    Management’s Discussion & Analysis - Page 24

Stock options exercisable for common shares as of the date herein:

Expiry Date	Exercise Price	Number of Shares
June 15, 2019	$ 4.02	60,000
June 15, 2019	$ 3.15	125,000
June 9, 2021	$ 1.92	444,922
July 25, 2024	$ 4.02	250,000
June 29, 2025	$ 3.91	180,000
February 16, 2027	$ 3.15	2,907,146
May 1, 2027	$ 2.69	125,000
Total Class A Shares issuable pursuant to stock options		4,092,068

Capital Structure

The following summarizes our share capital structure as of the date hereof:

Class A Shares outstanding	99,395,0488
Shares issuable pursuant to the 2012 Equity Incentive Plan	4,092,0688
Total shares outstanding, fully diluted	103,487,1166

Exhibit 99.3    Management’s Discussion & Analysis - Page 25